KPMG LLP
Suite 500
191 West Nationwide Blvd. Columbus, OH 43215-2568

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 16, 2024, with respect to the financial statements of the AVIP Constellation Managed Risk Balanced Portfolio (formerly AVIP iShares Managed Risk Balanced Portfolio), AVIP Constellation Managed Risk Moderate Growth Portfolio (formerly AVIP iShares Managed Risk Moderate Growth Portfolio) and AVIP Constellation Managed Risk Growth Portfolio (formerly AVIP iShares Managed Risk Growth Portfolio) (each a Portfolio and collectively, the Portfolios of the AuguStarSM Variable Insurance Products Fund, Inc.), incorporated herein by reference, and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information.

/s/ KPMG LLP

Columbus, Ohio

November 21, 2024